ReliaStar Life Insurance Company
and its Separate Account N

ING Advantage Century Plus^{SM}

Supplement dated July 28, 2006 to the Contract Prospectus dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

The paragraph entitled "Mortality and Expense Risk Charges – Maximum Amount" in the section entitled "Fees" in your Contract Prospectus is hereby deleted and replaced with the following:

Mortality and Expense Risk Charges
Maximum Amount. The amount of these charges, on an annual basis, is equal to 1.25% of the daily value of amounts invested in the subaccounts.

Mortality Risk Charge	0.85%
Expense Risk Charge	0.40%
Total Mortality and Expense Risk Charge	1.25%